UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 Fbruary, 2011

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER, 2010

 Lodged with the ASX under Listing Rule 4.2A
This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2010

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000

Revenues from ordinary activities	up	16.7%	to	5,972

Loss from ordinary activities after tax attributable to members	down	28.8%	to	(4,231)

Net Loss for the period attributable to members	down	28.8%	to	(4,231)

Novogen Limited
Directors’ Report
31 December, 2010

Directors’ report for the half-year 31 December, 2010
Your directors submit their report for the half-year ended 31 December, 2010.

Directors
The names and details of the Company’s Directors at the date of this report are as follows:

Mr WD Rueckert – elected Chairman 18 October, 2010.
Mr JT Austin – appointed 20 September, 2010
Mr P Scutt – appointed 29 October, 2010
Mr PR White  – appointed 20 September, 2010
Mr R Youngman  – appointed 20 September, 2010

Former directors who served during the six months ended 31 December, 2010:

Mr PA Johnston (Chairman) – resigned as Chairman and Director 18 October, 2010.
Mr GM Leppinus – retired 29 October, 2010
Professor PJ Nestel AO – retired 29 October, 2010

Directors were in office for the entire period unless otherwise stated.

Review of operations

Cash Resources

At the end of December 2010, the Group had total funds of $9.1 million compared to $15.1 million at 30 June, 2010. Cash was used to fund the Group’s operations including the development of the oncology drug program being undertaken by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”). Additional cash has been spent in relation to further Company restructuring following the transfer of MEI’s business operations from Australia to the new office located in San Diego, California. Future savings in cash are expected to be realised in Australia as a result of this restructuring.

Revenue

The Company earned gross revenues for the six months ended 31 December, 2010 of $6.0 million, an increase of $0.9 million from $5.1 million for the same period last year.

Sales of consumer products increased by $0.9 million to $4.6 million for the six months ended 31 December, 2010 from $3.7 million for the six months ended 31 December, 2009. The increase was primarily due to a large growth in export sales through increased distribution and increased sales volume.

Other revenue for the six months ended 31 December, 2010 was $1.4 million which is consistent with the amount received in the six months ended 31 December, 2009. Dividends received from a small investment offset reduced interest income due to lower cash balances.

The Company earned other income of $0.2 million in the six months ended 31 December, 2010 in the form of net gains received on sale of plant and equipment.

Net Loss

The operating loss attributable to Novogen shareholders for the six months ended 31 December, 2010, after allowing for losses attributable to non-controlling interests of $1.3 million decreased by $1.7 million or 29% to $4.2 million compared to $5.9 million in the previous corresponding period.

Novogen Limited
Directors’ Report
31 December, 2010

The net loss from ordinary activities after income tax for the consolidated Group for the six months ended 31 December, 2010 decreased by $1.9 million to $5.5 million from $7.4 million for the same period last year. The decrease in our net loss for the six months ended 31 December, 2010 was primarily due to cost savings in research and development expenses following the closure of the OVATURE Phase III clinical trial, combined with savings in administrative expenses. Administrative expenses decreased in the current period due to a reduction in terminations payments. Termination payments of $0.6 million were incurred in the six months ended 31 December, 2010, associated with further Company restructuring following the transfer of MEI’s business to the US, compared to termination payments of $1.7 million incurred in the six months ended 31 December, 2009. This cost reduction was partially offset by costs incurred in connection with the transfer of intellectual property from Novogen to MEI, which is pending shareholder approval.

Clinical Trial Developments

Anti-Cancer

Phenoxodiol

Phenoxodiol was being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that in laboratory studies inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III Clinical Trial

The OVATURE Phase III clinical trial was a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs. This trial was designed to determine the safety and effectiveness of phenoxodiol when used in combination with carboplatin. Originally, the OVATURE Phase III clinical trial was approved by the FDA under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis were acceptable to the FDA. The protocol provided for an interim analysis of the data, which, if statistically significant, could be used to support a request for accelerated marketing approval. Under the SPA, an analysis of the interim results was possible after the targeted patient recruitment was completed and 95 patients had disease progression.

In April, 2009, MEI announced the decision to terminate enrolment into the OVATURE Phase III clinical trial and its intention to undertake an un-blinded analysis of the available data from the trial.

MEI decided to terminate new enrolment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn made it unlikely that MEI would be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned.  Additionally, changes in the standard of care over the period that the OVATURE trial had been in operation had resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.

On 1 June, 2010, MEI announced that a final analysis of the Phase III OVATURE trial of orally administered phenoxodiol in women with recurrent ovarian cancer determined that the trial did not show a statistically significant improvement in its primary (progression-free survival) or secondary (overall survival) endpoints.

Novogen Limited
Directors’ Report
31 December, 2010

The termination of patient enrollment into the OVATURE study and unblinded analysis of the available data from the trial was discussed with the FDA.

Prostate Phase II Clinical Trial

MEI conducted a Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (16 patients with androgen dependent disease but rising Prostate Specific Antigen (“PSA”)) compared to patients with late stage hormone refractory disease (12 patients with chemotherapy naïve androgen independent disease) at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer. The results of this study, which were presented by Dr. Kevin Kelly of Yale University at the American Society of Clinical Oncology meeting in June 2010, indicated that approximately one-third of the patients experienced disease stabilization as measured by PSA levels. In this small study, it appeared that during treatment, interferon-gamma (IFN-y) increased from baseline levels in patients with PSA partial response or stable disease, while monocyte chemotactic protein-1 (MCP-1) levels increased from baseline levels in patients with PSA progressive disease.

Triphendiol

Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is an inhibitor of signal transduction in cells. Preliminary laboratory screening studies have identified triphendiol as a candidate for product development showing a favorable laboratory toxicity profile against normal cells and broad activity against cancer cells. In March 2008, MEI announced that laboratory data to be presented at the annual meeting of the American Association for Cancer Research suggested that triphendiol may aid in the treatment of pancreatic cancer. These data indicated that in laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumors, the activity of triphendiol against these cancers was demonstrated. Triphendiol completed two Phase I human trials in Australia which demonstrated an acceptable safety profile and acceptable pharmacokinetic profile, i.e., the characteristics of a drug that determine its absorption, distribution and elimination in the body, when administered orally.

Triphendiol was granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer, as well as for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the U.S. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and significant clinical testing will be required to prove its safety and efficacy before marketing applications may be filed with the FDA.

In January 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) status by the FDA to undertake clinical studies with orally administered triphendiol as a chemotherapy sensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers. Based on the results of the OVATRUE study with orally administered phenoxodiol, MEI is currently developing plans to amend the triphendiol IND to administer triphendiol intravenously.

Novogen Limited
Directors’ Report
31 December, 2010

NV-143

NV-143 is a derivative of triphendiol and is a highly potent, pan acting investigational anti-cancer drug.  It is active against every melanoma cell line tested to date and is able to sensitize melanoma cell lines to the standard of care drug, dacarbazine, and members of the platinum drug family in laboratory studies. Proof of concept studies in animal models of melanoma have demonstrated that orally delivered NV-143 retards tumor proliferation. The NV-143 mechanism of action in melanoma has not been fully elucidated. NV-143 is non-clastogenic in laboratory studies, where it did not induce chromosome breaks.

NV-128

NV-128 is an investigational cancer compound which has been shown in pre-clinical laboratory studies to promote cancer cell death by targeting the specific protein regulatory pathway (i.e., AKT-mTOR pathway) in ovarian cancer cells that have become resistant to many drugs used to kill cancer cells. Structurally, NV-128 is an analog of phenoxodiol and triphendiol, but in contrast to phenoxodiol, NV-128 uses different molecular mechanisms to promote the death of cancer cells.

In September 2009, MEI released data demonstrating that the efficacy of NV-128 in animal xenograft models was achieved without apparent toxicity. NV-128 is a novel flavonoid small molecule inhibitor, capable of inhibiting both mTORC1 and mTORC2 protein regulatory pathways which are central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. The laboratory data demonstrated that NV-128 has greater safety than some other mTOR inhibitors in mice bearing human ovarian cancer xenografts. Additional data released reported that NV-128 was judged to be without cardiac toxicity in laboratory studies.

GLYC-101

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Glycotex activity has been focused on seeking new funds to enable it to complete and extend the existing clinical development program. The climate for raising new funds has continued to be difficult but constructive discussions have progressed with a number of large global companies operating in wound care and related fields and some new private investors have been identified who would be willing to participate in a raising as soon as market conditions improve. In the meantime, costs are being contained to the absolute minimum.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2010.

Auditor's Independence Declaration

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Novogen Limited
Directors’ Report
31 December, 2010

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ William Rueckert

William Rueckert
Director (Chairman)
Sydney, 23 February, 2011

Novogen Limited
Auditor’s Independence Declaration
31 December, 2010

DECLARATION OF INDEPENDENCE BY SIMON COULTON

TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor for the review of Novogen Limited for the half-year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Simon Coulton

Simon Coulton

Director

BDO Audit (NSW-VIC) Pty Ltd

Sydney, February 23, 2011

Novogen Limited
Statement of Comprehensive Income
For the half-year ended 31 December, 2010

	Notes	Consolidated
		2010	2009
		$'000	$'000
Revenue from continuing operations	2	5,972	5,116
Other Income	2	262	-
Expenses	2	(11,716)	(12,514)

Loss before income tax		(5,482)	(7,398)

Income tax expense		(3)	(5)

Loss after tax from continuing operations		(5,485)	(7,403)

Loss for the period		(5,485)	(7,403)

Other comprehensive income/(loss)
Net exchange difference on translation of financial statements of foreign controlled entities		(695)	(1,416)

Other comprehensive income/(loss)		(695)	(1,416)

Total comprehensive income/(loss)		(6,180)	(8,819)

Loss attributable to:
Non-controlling interest		(1,254)	(1,463)
Novogen Limited		(4,231)	(5,940)
		(5,485)	(7,403)

Total comprehensive income/(loss) attributable to:
Non-controlling interest		(1,494)	(1,883)
Novogen Limited		(4,686)	(6,936)
		(6,180)	(8,819)

Basic and diluted earnings/(loss) per share (cents)		(4.1)	(5.8)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Financial Position
31 December, 2010

	Consolidated
	December	June
	2010	2010
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	9,099	15,131
Trade and other receivables	2,341	1,984
Inventories	901	1,561
Other current assets	362	442
Total Current Assets	12,703	19,118

NON-CURRENT ASSETS
Property, plant and equipment	103	172
Total Non-Current Assets	103	172

TOTAL ASSETS	12,806	19,290

CURRENT LIABILITIES
Trade and other payables	4,898	5,365
Provisions	341	597
Total Current Liabilities	5,239	5,962

NON-CURRENT LIABILITIES
Provisions	343	152
Total Non-Current Liabilities	343	152

TOTAL LIABILITIES	5,582	6,114
NET ASSETS	7,224	13,176

EQUITY

Contributed equity	206,419	206,419
Reserves	(4,233)	(3,778)
Accumulated losses	(195,552)	(191,452)
Parent interest	6,634	11,189

Non-controlling interest	590	1,987

TOTAL EQUITY	7,224	13,176

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Changes in Equity
For the half-year ended 31 December, 2010

Consolidated	Contributed Equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

Loss for the period	-	(5,940)	-	(5,940)	(1,463)	(7,403)
Exchange differences on translation of foreign operations	-	-	(996)	(996)	(420)	(1,416)
Total comprehensive income for the half year	-	(5,940)	(996)	(6,936)	(1,883)	(8,819)

Share-based payments	-	320	-	320	42	362
Total transactions with owners in their capacity as owners	-	320	-	320	42	362

At 31 December 2009	206,419	(185,350)	(4,006)	17,063	3,253	20,316

At 1 July 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

Loss for the period	-	(4,231)	-	(4,231)	(1,254)	(5,485)
Exchange differences on translation of foreign operations	-	-	(455)	(455)	(240)	(695)
Total comprehensive income for the half year	-	(4,231)	(455)	(4,686)	(1,494)	(6,180)

Share-based payments	-	131	-	131	97	228
Total transactions with owners in their capacity as owners	-	131	-	131	97	228

At 31 December 2010	206,419	(195,552)	(4,233)	6,634	590	7,224

The above statement of financial position should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Cash Flows
For the half-year ended 31 December, 2010

	Consolidated
	2010	2009
	$'000	$'000

Cash flows from operating activities
Net (loss) before tax	(5,482)	(7,398)
Income tax paid	(3)	(5)

Adjustments to reconcile net (loss) to net cash used in operating activities:
Depreciation and amortisation	57	110
Net (gain)/loss on disposal of property, plant and equipment	(262)	4
Share-based payments	174	362
Extinguishment of financial liability by issue of equity	56	-
Dividends received	(146)	-
Net (gain)/loss on exchange rate changes	595	639

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables	(724)	243
(increase)/decrease in other receivables	367	(813)
(increase)/decrease in inventories	660	(181)
(increase)/decrease in prepayments	80	145
increase/(decrease) in trade and other payables	(467)	(3,956)
increase/(decrease) in provisions	(65)	(161)

Net cash flows used in operating activities	(5,160)	(11,011)

Cash flows from investing activities
Acquisition of property, plant and equipment	(48)	(6)
Proceeds from sale of plant and equipment	322	-
Dividends received	146	-
Net cash flows from/(used in) investing activities	420	(6)

Financing Activities
Release of secured funds	750	-
Net cash provided by/(used in) financing activities	750	-

Net increase/(decrease) in cash and cash equivalents	(3,990)	(11,017)
Cash and cash equivalents at beginning of period	14,131	32,338
Effect of exchange rates on cash holdings in foreign currencies	(1,292)	(2,056)

Cash and cash equivalents at end of period *	8,849	19,265
* Note: an additional $250,000 (2009: $1,000,000) is held as secured cash and is not included in cash equivalents in this cash flow statement.

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

Note 1. Basis of preparation

This general purpose interim financial report, which incorporates the interim financial statements, for the half-year ended 31 December, 2010 has been prepared in accordance with the requirements of the Corporations Act 2001 and the Australian Accounting Standard AASB 134: Interim Financial Reporting. The interim financial statements have also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

It is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June, 2010 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year interim financial report does not include full disclosures of the type normally included within the annual financial report.

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2010.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

 Note 2. Revenue and expenses

	Consolidated
	2010	2009
	$'000	$'000
Revenue

Revenue from the sale of goods	4,566	3,731

Bank Interest	97	166
Royalties	1,163	1,219
Dividends	146	-
	1,406	1,385

Total revenue	5,972	5,116

Other Income

Net gain on disposal of assets held for sale	262	-
	262	-

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

	Consolidated
	2010	2009
	$'000	$'000
Expenses
Cost of goods sold	(1,690)	(871)
Selling & Distribution	(433)	(479)
Advertising	(250)	(370)
Marketing	(1,435)	(1,435)
Research & development expenses	(2,408)	(3,846)
Administration expenses
Administration - Net currency gains/(losses)	(595)	(639)
Administration - other expenses	(4,905)	(4,878)
Other expenses	-	4

	(11,716)	(12,514)

Borrowing costs	-	-

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(44)	(90)
Leasehold improvements	(13)	(20)

Total depreciation and amortisation expenses	(57)	(110)

Expense of share-based payments	(174)	(362)

Employee termination payments	(569)	(1,929)

Onerous lease expense	(326)	-

Note 3. Contingent assets and liabilities

There have been no changes in contingent assets or contingent liabilities since the end of the previous annual reporting period, 30 June, 2010.

Note 4. Operating Segments

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources. Previously the Group reported segment information based on both geographic location (Australia/NZ, North America and Europe) and business function, however, it has now aligned the segments reported to be consistent with the way in which the executive management team review operations.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

Segment report

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(000's)		(000's)		(000's)		(000's)		(000's)
Net Sales	-	-	-	-	4,566	3,731	-	-	4,566	3,731
Other revenue	1,376	1,268	26	56	4	61	-	-	1,406	1,385
Total Revenue	1,376	1,268	26	56	4,570	3,792	-	-	5,972	5,116

Net (Loss)/Profit	(3,133)	(4,810)	(4,047)	(2,686)	2,160	972	(465)	(879)	(5,485)	(7,403)

Total assets, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity. The drug development segment and the consumer business segments combined have total assets of $16,839,000 as at 31 December, 2010. The oncology drug program segment and the wound healing segment have total assets of $6,461,000 and $25,000 respectively as at 31 December, 2010. As at 30 June, 2010 the drug development segment and the consumer business segments combined have total assets of $18,489,000. The oncology drug program segment and the wound healing segment have total assets of $10,719,000 and $38,000 respectively as at 30 June, 2010. Segment assets, as reviewed by the executive management team, are before intersegment eliminations.

Note 5. Net tangible assets per share

	Consolidated
	2010	2009

Net tangible asset backing per share	$0.07	$0.20

Note 6. Events subsequent to the end of the reporting period

Novogen Limited

The Company announced on 23 July, 2010 that it had received a notice from NASDAQ advising that it was no longer in compliance with the NASDAQ listing requirements and allowing 180 days in which to correct the non-compliance.  The Company has received a further letter from NASDAQ on 19 January, 2011 advising that it has been granted an additional 180 calendar days, or until 18 July, 2011, to regain compliance in accordance with NASDAQ Rule 5810(c)(3)(A). In order to regain compliance, the Company’s ADRs must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. This notification from the NASDAQ Stock Market has no bearing on the ASX listing.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2010

Marshall Edwards, Inc.

On 7 February, 2011, Novogen’s subsidiary MEI entered into an At Market Issuance Sales Agreement  with McNicoll, Lewis & Vlak LLC (“MLV”), under which it may, from time to time, issue and sell through MLV, as its agent, shares of its common stock pursuant to a prospectus supplement related to the shelf registration statement covering sales of common stock with an aggregate offering price of up to US$1,815,000, which MEI filed with the SEC on the same date.

On 21 January, 2011, MEI received an additional Staff Determination from NASDAQ indicating that the NASDAQ Listing Qualifications Panel (the “Panel”) would consider the Company’s non-compliance with the US$5,000,000 market value of publicly held shares (“MVPHS”) requirement, as set forth in Listing Rule 5450(b)(1)(C), in considering MEI’s request for continued listing on The NASDAQ Global Market. Pursuant to Listing Rule 5810(c)(3)(D), MEI previously received a 180 day period, through 10 January, 2011, within which to regain compliance with that requirement, but did not timely do so. MEI was invited to make a written submission to present its plan to evidence compliance with the MVPHS requirement for the Panel’s consideration, which MEI intends to do.

On 6 January, 2011, following a 10 November, 2010, notice from NASDAQ, MEI attended a hearing before the Panel, at which it presented its plan to satisfy the US$10,000,000 stockholders’ equity requirement for continued listing on The NASDAQ Global Market, as set forth in Listing Rule 5450(b)(1)(A). At the hearing, MEI also addressed its plan to satisfy the MVPHS requirement for continued listing on The NASDAQ Global Market. In accordance with the Listing Rules, the Panel may grant MEI up to 180 calendar days from the dates of the NASDAQ staff’s determinations to resolve the listing deficiencies; in this case, through 16 May, 2011, to satisfy the stockholders’ equity requirement, and through 20 July, 2011, to satisfy the MVPHS requirement. The Panel has not yet rendered its decision in this matter.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

Novogen Limited
Directors’ Declaration
31 December, 2010

Financial report for the half-year ended 31 December, 2010

The Directors declare that the financial statements and notes as set out on pages 8 to 17 are in accordance with the Corporations Act 2001; and

(a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2010 and of its performance for the half-year ended on that date.

In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ William Rueckert

William Rueckert
Director (Chairman)
Sydney, 23 February, 2011

Novogen Limited
Independent Review Report
31 December, 2010

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE MEMBERS OF NOVOGEN LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Novogen Limited, which comprises the statement of financial position as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Novogen Limited
Independent Review Report
31 December, 2010

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Novogen Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

BDO Audit (NSW-VIC) Pty Ltd

/s/ Simon Coulton

Simon Coulton
Director

Sydney, 23 February 2011.